UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 28)*

CMB.TECH NV

(formerly Euronav NV)

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,147,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,147,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,147,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.21%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,400
	8	SHARED VOTING POWER 177,171,699
	9	SOLE DISPOSITIVE POWER 24,400
	10	SHARED DISPOSITIVE POWER 177,171,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,171,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.22%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,171,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,171,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,171,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.22%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,171,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,171,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,171,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.22%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,171,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,171,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.22%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

Explanatory Note

This Amendment No. 28 (this “Amendment”) to Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”), of CMB.TECH NV (formerly Euronav NV) (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, Amendment No. 20 thereto filed with the Commission on October 10, 2023, Amendment No. 21 thereto filed with the Commission on November 24, 2023, Amendment No. 22 thereto filed with the Commission on December 22, 2023, Amendment No. 23 thereto filed with the Commission on February 16, 2024, Amendment No. 24 thereto filed with the Commission on March 19, 2024, Amendment No. 25 thereto filed with the Commission on March 25, 2024, Amendment No. 26 thereto filed with the Commission on March 29, 2024 and Amendment No. 27 thereto filed with the Commission on April 3, 2024 (as amended and supplemented, the “Original Schedule 13D,” and as further amended and supplemented by this Amendment No. 28, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment No. 28 have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 28 does not modify any of the information previously reported in the Original Schedule 13D.

The tender offer by Compagnie Maritime Belge NV (“CMB” or the “Offeror”) referred to in this Amendment No. 28 has not yet commenced. This Schedule 13D is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that the Offeror will file with the Securities and Exchange Commission (the “Commission”), and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Issuer will file with the Commission, at the time the tender offer is commenced. Any solicitation and offer to buy Ordinary Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, the Offeror will file with the Commission a Tender Offer Statement on Schedule TO and other necessary filings, and in connection therewith, the Issuer will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information. U.S. holders of Ordinary Shares are urged to read these documents carefully when they become available because they will contain important information that U.S. holders of Ordinary Shares should consider before making any decision with respect to the tender offer. When the tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the Commission’s website at www.sec.gov. U.S. holders of Ordinary Shares also may obtain free copies of the Tender Offer Statement and other offer documents that the Offeror will file with the Commission by contacting the information agent for the tender offer that will be named in the Tender Offer Statement and the Solicitation/Recommendation Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the information set forth in Item 4 of this Amendment No. 28, which is incorporated herein by reference, and by adding the following information:

As of the date of this Amendment No. 28, the aggregate outstanding principal amount under the Facilities Agreement related to the Offeror’s mandatory public takeover bid to purchase all outstanding Ordinary Shares of the Issuer that the Offeror and its affiliates did not already own which expired on March 15, 2024, and was consummated on April 3, 2024 (the “Completed Mandatory Bid”), is approximately $500 million.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

FSMA Order

On September 8, 2024, the Issuer issued a press release announcing that the Market Court in Belgium (the “Market Court”) had issued its ruling on September 6, 2024 which largely rejected the claims brought by certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) in connection with the Completed Mandatory Bid.

FourWorld’s application sought, among other things, to challenge the price paid in the Completed Mandatory Bid, alleging that it did not reflect certain purported special benefits that were allegedly granted to Frontline in connection with the sale of certain vessels by the Issuer to Frontline in addition to the price paid by the Offeror for the shares of the Issuer owned by Frontline. FourWorld also requested that the Market Court order the Offeror to adjust the bid price in the Completed Mandatory Bid to account for these alleged special benefits. In its ruling dated September 6, 2024, the Market Court dismissed the majority of FourWorld’s claims as inadmissible and/or unfounded. However, the Market Court found that the pricing of certain vessels sold by the Issuer to Frontline implied certain special benefits to Frontline. The Market Court calculated these benefits to be $0.52 per share. The Market Court did not order CMB or the Financial Services and Markets Authority of Belgium (the “FSMA”) to increase the bid price, but rather the judgment indicated that the FSMA retained discretionary authority to decide whether such a bid price increase is warranted.

On October 7, 2024, the FSMA ordered CMB to (i) pay $0.52 per share to all shareholders whose shares were validly tendered in the Offers that closed on March 15, 2024 and (ii) reopen the Belgian Offer at an adjusted offer price of $12.66 per share (the “Adjusted Offer Price”). The Adjusted Offer Price takes into account the initial reference price of the Offers of $18.43, increased by $0.52, in accordance with the order by the FSMA, and decreased by $6.29 (the aggregate amount of distributions made by the Issuer since the initial announcement of the Belgian Offer on October 9, 2023).

Additional Payment Relating to the Offers

As ordered by the FSMA in the FSMA Order, CMB will pay to all shareholders whose shares were validly tendered in the Offers that closed on March 15, 2024, an additional $0.52 per share (the “Subsequent Payment”). As CMB previously announced, 69,241,955 Ordinary Shares were validly tendered in the prior Offers. CMB expects to make the Subsequent Payment (totaling approximately $36.0 million) as ordered by the FSMA on October 31, 2024.

The Belgian Reopening and the New U.S. Tender Offer

The FSMA also ordered CMB to reopen its unconditional mandatory public takeover bid (the “Belgian Reopening”) for all Ordinary Shares of the Issuer that CMB and its affiliates do not already own in accordance with the provisions of the Act of 1 April 2007 on takeover bids (the “Takeover Act”) and Chapter III of the Royal Decree of 27 April 2007 on takeover bids (the “Takeover RD”) at the Adjusted Offer Price.

On October 9, 2024 CMB issued a press release announcing that it will commence the Belgian Reopening which will be conducted concurrently with a new tender offer open to shareholders of the Issuer that are resident in the United States (the “New U.S. Tender Offer”) at the Adjusted Offer Price. The Adjusted Offer Price may be reduced on a dollar-for-dollar basis by the gross amount per share of any future distributions by the Issuer to its shareholders with a payment date prior to the settlement date of the Belgian Reopening and the New U.S. Tender Offer.

In accordance with the order of the FSMA, the acceptance period of the Belgian Reopening is expected to open at the latest on December 4, 2024. The New U.S. tender offer will be made upon the terms and subject to the conditions set forth in an offer to purchase, letter of transmittal and related documents that CMB will file as part of a tender offer statement on Schedule TO with the Securities and Exchange Commission.

A copy of the press release announcing the Subsequent Payment, the Belgian Reopening and the New U.S. Tender Offer is attached hereto as Exhibit R and incorporated by reference herein.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, determine to increase or decrease their ownership of Ordinary Shares through purchases or sales in the open market, in privately negotiated transactions or by other means. At the time of filing this Amendment No. 28, except as disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in clauses (i) through (ix) of this paragraph. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in clauses (i) through (ix) of this paragraph. Further, the Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in clauses (i) through (ix) of this paragraph. Each of the Reporting Persons disclaims any obligation to report on any plans or proposals with respect to the matters described in clauses (i) through (ix) of this paragraph that develop or occur as a result of any Reporting Person’s role as a director or executive officer of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b)	The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of such Reporting Person’s cover sheet and is incorporated herein. Such percentage was calculated for each Reporting Person based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

(c)	None of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth in Item 2, has engaged in any transactions in the Ordinary Shares during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

As of the date of this Amendment No. 28, the aggregate outstanding principal amount under the Facilities Agreement is approximately $500 million.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	N/A

Exhibit C	Press Release dated April 8, 2022[1]

Exhibit D	Letter to Euronav NV dated April 26, 2022[2]

Exhibit E	Press release dated July 12, 2022[3]

Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022[4]

Exhibit G	Letter to Euronav NV dated January 16, 2023[5]

Exhibit H	Press Release dated February 9, 2023[6]

Exhibit I	Transcript of CMB Conference Call held on February 15, 2023[7]

Exhibit J	Press Release dated October 9, 2023[8]

Exhibit K	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2023[9]

Exhibit L	Share Purchase Agreement among CMB, Frontline plc and Famatown Finance Limited dated October 9, 2023[10]

Exhibit M	Bridge facilities agreement among CMB and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023[11]

Exhibit N	Press Release dated December 22, 2023[12]

Exhibit O	Share Purchase Agreement between CMB and Euronav dated December 22, 2023, incorporated by reference to Exhibit 99.1 to Euronav NV’s Form 6-K (File No. 001-36810) filed with the Commission on December 22, 2023[12]

Exhibit P	Press Release dated February 14, 2024[13]

Exhibit Q	Press Release dated March 18, 2024[14]

Exhibit R	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2024

1	Previously filed with Amendment No. 5 on April 12, 2022
2	Previously filed with Amendment No. 6 on April 26, 2022

3	Previously filed with Amendment No. 10 on July 13, 2022

4	Previously filed with Amendment No. 15 on December 14, 2022
5	Previously filed with Amendment No. 16 on January 18, 2023

6	Previously filed with Amendment No. 17 on February 10, 2023
7	Previously filed with Amendment No. 18 on February 16, 2023

8	Previously filed with Amendment No. 20 on October 10, 2023
9	Previously filed with Amendment No. 20 on October 10, 2023

10	Previously filed with Amendment No. 20 on October 10, 2023

11	Previously filed with Amendment No. 21 on November 24, 2023
12	Previously filed with Amendment No. 22 on December 22, 2024

13	Previously filed with Amendment No. 23 on February 16, 2024
14	Previously filed with Amendment No. 24 on March 19, 2024

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 9, 2024

Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys